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                        SOFTWARE PUBLISHING CORPORATION
                            111 NORTH MARKET STREET
                           SAN JOSE, CALIFORNIA 95113

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                    TO BE HELD ON FRIDAY, DECEMBER 20, 1996

     A Special Meeting of Stockholders (the "SPC Meeting") of Software Publishing Corporation, a Delaware corporation ("SPC"), will be held at the offices of SPC, located at 111 North Market Street, San Jose, California 95113, on Friday, December 20, 1996, at 11:00 a.m., local time, to consider and act on the following matters:

     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization (the "Agreement") dated as of October 1, 1996 among Allegro New Media, Inc., a Delaware corporation ("Allegro"), SPC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Allegro (the "Merger Sub"), and SPC, pursuant to which, among other matters, (i) Merger Sub will be merged with and into SPC (the "Merger") and (ii) each share of Common Stock, $.001 par value per share ("SPC Common Stock"), of SPC will be converted into the right to receive, and become exchangeable for, 0.26805 shares of Common Stock, par value $.001 per share ("Allegro Common Stock"), of Allegro.

     2. To transact such other matters as may properly come before the SPC Meeting or any postponements or adjournments of the SPC Meeting.

     If the Agreement is approved by the stockholders of SPC at the SPC Meeting and effected by SPC, any stockholder (i) who files with SPC before the taking of the vote on the approval of such action, written objection to the proposed action stating that such stockholder intends to demand payment for such shares if the action is taken and (ii) whose shares are not voted in favor of such action, has or may have the right to demand in writing from the surviving corporation, within 20 days after the date of mailing to such stockholder of notice in writing that the corporate action has become effective, payment for such stockholder's shares and an appraisal of the value thereof. SPC and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in Section 262 of the Delaware General Corporation Law.

     Following the Merger, based on the shares of SPC Common Stock and Allegro Common Stock outstanding as of October 1, 1996, the former holders of SPC Common Stock will hold approximately 43.0% of the Common Stock of the consolidated entity composed of Allegro and SPC and their respective subsidiaries after the Merger (the "Combined Company"), and the holders of Allegro Common Stock prior to the Merger will hold approximately 57.0% of the Common Stock of the Combined Company.

     Information relating to the above matters is set forth in the attached Prospectus/Joint Proxy Statement. Stockholders of record as of the close of business on November 19, 1996 will be entitled to notice of, and to vote at, the SPC Meeting and any adjournments or postponements thereof.

     All stockholders are cordially invited to attend the SPC Meeting in person.

                                          By Order of the Board of Directors

                                          MARK A. BERTELSEN
                                          Secretary

San Jose, California
November 22, 1996

     WHETHER OR NOT YOU EXPECT TO ATTEND THE SPC MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.